SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated December 4, 2006, of Holding(s) in Company

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5) Number of shares/amount of stock acquired

65,497,765

6) Percentage of issued class

4.40%

7) Number of shares/amount of stock disposed

Not applicable

8) Percentage of issued class

Not applicable

9) Class of security

Ordinary 42p shares

10) Date of transaction

29 November 2006

11) Date company informed

4 December 2006

12) Total holding following this notification

65,497,765

13) Total percentage holding of issued class following this notification

4.40%

14) Any additional information

Previous holding 3.63%

15) Name of contact and telephone number for queries

Mrs Sheelagh Duffield

Company Secretary

0141 636 4544

16) Name and signature of authorised company official responsible for making this notification

Sheelagh Duffield
Date of notification 4 December 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: December 4, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary